UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SaverOne 2014 Ltd.

(Name of Issuer)

American Depository Shares

(Title of Class of Securities)

80516T105

(CUSIP Number)

December 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80516T105	SCHEDULE 13G

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alexandre Weinstein Manieu (IRS Identification No. (Federal Tax Identification Number): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization France
Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 809,061
	6	Shared Voting Power 0
	7	Sole Dispositive Power 809,061
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 809,061
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
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Percent of Class Represented by Amount in Row (9)

14.56%*

The percentage reported in this Schedule 13G is calculated based on the 23,735,591 ordinary shares (or 4,747,118 ADSs) outstanding as disclosed in the post-effective amendment to the registration statement on form F-1 filed with the U.S. Securities and Exchange Commission on September 29, 2022.

12		Type of Reporting Person (See Instructions) IN

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CUSIP No. 80516T105	SCHEDULE 13G

Item 1.

(a) Name of Issuer:

Saverone 2014 LTD

(b) Address of Issuer's Principal Executive Offices:

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

Item 2.

(a) Name of Person(s) Filing:

Alexandre Weinstein Manieu

(b) Address of Principal Business Office or, if none, Residence:

Flat 1

Chasham Place

London SW1X 8HG

England

(c) Citizenship:

France

(d) Title of Class of Securities:

Units

(e) CUSIP Number:

80516T105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

809,061 ADS

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CUSIP No. 80516T105	SCHEDULE 13G

(b) Percent of class:

14.56%*

⃰ The percentage reported in this Schedule 13G is calculated based on the 23,735,591 ordinary shares (or 4,747,118 ADSs) outstanding as disclosed in the post-effective amendment to the registration statement on form F-1 filed with the U.S. Securities and Exchange Commission on September 29, 2022.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

809,061 ADS

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

809,061 ADS

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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CUSIP No. 80516T105	SCHEDULE 13G

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 80516T105	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2022

ALEXANDRE WEINSTEIN MANIEU

/s/ Alexandre Weinstein Manieu
Alexandre Weinstein Manieu
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